UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


06040022

SANDIA CORPORATION
SAVINGS AND SECURITY PLAN
Sandia Corporation
P.O Box 5800, Mail Stop 0115
Albuquerque, NM 87185-0115

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Sandia Corporation Savings and Security Plan

Financial Statements and Supplemental Schedule

As of December 31, 2005 and 2004,
and for the Year ended December 31, 2005

Contents



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and
Sandia Corporation Investment Committee

We have audited the accompanying statement of net assets available for benefits of the Sandia Corporation Savings and Security Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2004 were audited by other auditors whose report dated June 20, 2005 expressed an unqualified opinion of those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 19, 2006

0506-0653832



■ **Ernst & Young LLP**
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

Sandia Corporation Investment Committee

We have audited the accompanying statement of net assets available for benefits of the Lockheed Martin Corporation Sandia Corporation Savings and Security Plan as of December 31, 2004. The financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 20, 2005

Sandia Corporation Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Interest in Master Trust	**$ 55,630,428**	$ 52,226,292
Participant loans	**1,619,164**	1,630,323
Net assets available for benefits	**$ 57,249,592**	$ 53,856,615

See accompanying notes to the financial statements.

0506-0653832

Sandia Corporation Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions:	
Contributions:	
Employer	$ 1,227,252
Participants	3,244,544
Rollover	315,144
	4,786,940
Net investment gain from participation in Master Trust	4,129,222
Total additions	8,916,162
Deductions:	
Benefit payments	3,454,210
Transfers to Savings and Income Plan	2,056,762
Administrative expenses	12,213
Total deductions	5,523,185
Net increase	3,392,977
Net assets available for benefits at beginning of year	53,856,615
Net assets available for benefits at end of year	$ 57,249,592

See accompanying notes to the financial statements.

1. Description of Plan

General

The Sandia Corporation Savings and Security Plan (the Plan) was adopted June 1, 1993, as a defined contribution plan offered to all employees in a bargaining unit represented by a union of Sandia Corporation (the Company) who are eligible for the Sandia Corporation Pension Security Plan. The Company is a wholly owned subsidiary of Lockheed Martin Corporation. A complete description of the Plan is contained in the Summary Plan Description that is provided to all participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan transfers assets to the Savings and Income Plan as employees in a bargaining unit represented by a union transfer into a regular nonunion employment position with Sandia Corporation.

Contributions

Participants may contribute from 2% to 18% of their eligible earnings, as defined, in 1% increments, on a pre-tax and after-tax basis. The total allotment of pre-tax and after-tax basic and supplemental contributions cannot exceed the maximum amount permitted under the Internal Revenue Code.

In addition, the Company contributes 66 2/3% of the sum of each participant's pretax and after-tax basic contribution up to the first 6% of eligible earnings. The Plan allows for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant's vested account. Lump-sum or annual payment elections may be made as provided for in the Plan. Hardship and in-service withdrawals are also permitted, if certain conditions are met, as outlined in the Summary Plan Description.

1. Description of Plan (continued)

Vesting

All participants are immediately vested in their contributions, the Company match and actual earnings thereon.

Investment Elections

The assets of the Plan are held in the Sandia Corporation Master Savings Plan Trust ("Master Trust" or "Trust") along with the assets of the Sandia Corporation Savings and Income Plan. Participants may elect to have their contributions and the Company matching contributions invested in any of the current 18 available funds including 10 mutual funds, five commingled funds, a common/collective trust, an Interest Income Fund and the Company Common Stock Fund.

The Interest Income Fund has restrictions on participant withdrawals made for purposes of reinvestment with competing funds. Participant-directed withdrawals are subject to a 90-day waiting period if a participant moves funds from the Interest Income Fund to the Fidelity Institutional Short-Intermediate Government Portfolio, one of the 10 available mutual funds. Certain restrictions may apply to early redemption requests on guaranteed investment contracts within the Interest Income Fund. These restrictions may include penalties, delay of funds release or other restrictions as designated in the individual contracts. The higher interest rates associated with such contracts reflect the effects of these restrictions relative to other similar instruments.

Primarily as a result of the Master Trust's participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust's exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2005 and 2004, the financial exposure related to derivative financial instruments of the Master Trust was not material.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from one year to 56 months. The loans are secured by the balance in the participant's account and bear interest at the rate established monthly by the Plan administrator at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time.

1. Description of Plan (continued)

Administrative Expenses

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. serves as record-keeper.

The Company pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

Plan Termination

While the Company has not expressed any intent to do so, the Plan may be terminated at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA and any applicable collective bargaining agreements.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets of the Master Trust, except for the Interest Income Fund (as described below). Investments by the Master Trust in shares of mutual funds, commingled funds, and common/collective trusts are stated at current market value as determined by Fidelity. Investments in the Unitized Company Common Stock Fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are valued at their outstanding balances, which approximate fair value. The short-term cash portion of the Unitized Company Common Stock Fund is recorded at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

The Trust is invested in certain guaranteed investment contracts (GICs) with insurance companies and other third parties through the Interest Income Fund. The investment manager of these investment contracts is Fidelity. The GICs are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Plan invested in synthetic GICs in 2005, and 2004. The contracts are carried at contract value (which represents the cost of the underlying securities, plus earnings, less withdrawals and administrative expenses), because they are fully benefit-responsive. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the underlying assets of the synthetic GICs at December 31, 2005 and 2004, was $461,443,465 and $450,855,055, respectively. The fair value of the related wrapper contracts was $5,773,086 and $(4,674,083) at December 31, 2005 and 2004, respectively.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Plan's ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

The Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. The value of the wrapper contracts is the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to these assets.

The average yield was approximately 4.07% and 4.22% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rates ranged from 4.05% to 4.27% at December 31, 2005, and 4.14% to 4.34% at December 31, 2004. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. However, upon the occurrence of certain events (none of which are currently known to have occurred, nor are any such events contemplated by management of the Plan), market value of the investment in the GICs (if lower than its book value) may be repaid.

2. Significant Accounting Policies (continued)

The Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Purchases and shares of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 7, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified tax status.

4. Master Trust

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Income Plan. The Plan's interest in the Master Trust's net assets is adjusted for certain plan-specific transactions including, contributions and benefit payments. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to each plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Common Stock Fund, and on a pro rata basis for all other funds. Participant loans are based on actual loan balances of each plan's participants. The Plan's interest in the Master Trust's net assets as of December 31, 2005 and 2004 was approximately 3.0% in each year.

4. Master Trust (continued)

The following table presents the fair value of investments of the Master Trust as of December 31, 2005 and 2004:

	2005	2004
Investments at fair value:		
Company Common Stock Fund	**$ 35,307,659**	$ 30,810,841
Mutual funds	**1,123,023,720**	1,040,565,773
Common/collective trusts	**179,856,081**	182,055,014
Commingled funds	**61,015,137**	36,847,179
	1,399,202,597	1,290,278,807
Investments at contract value:		
Guaranteed investment contracts	**467,205,867**	446,180,972
Net assets	**$ 1,866,408,464**	$ 1,736,459,779

The investment gain of the Master Trust for the year ended December 31, 2005, was as follows:

Net appreciation in fair value:	
Company Common Stock Fund	$ 4,652,025
Mutual funds	56,169,323
Common/collective trusts	8,091,176
Commingled funds	2,530,400
	71,442,924
Interest and dividend income	67,947,578
Total investment gain	$ 139,390,502

Supplemental Schedule

Sandia Corporation Savings and Security Plan

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

EIN: 85-0097942
Plan #: 007

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Interest rates ranging from 4.00% to 7.00%; varying maturities	**	$ 1,619,164

*Indicates party-in-interest to the Plan.

**Investments are participant-directed; thus cost information is not applicable.

0506-0653832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sandia Corporation Savings and Security Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandia Corporation Savings and
Security Plan

Date June 20, 2006

Francisco A. Figueroa
Vice President and Chief Financial Officer,
Sandia Corporation

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 033-58079 on Form S-8 of Lockheed Martin Corporation of our report dated June 19, 2006, relating to the statement of net assets available for benefits and supplemental schedule of the Sandia Corporation Savings and Security Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2005 annual report on Form 11-K of the Sandia Corporation Savings and Security Plan.

Washington, DC
June 20, 2006

Mitchell & Titus, LLP

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 033-58079) pertaining to the Sandia Corporation Savings and Security Plan of Lockheed Martin Corporation of our report dated June 20, 2005, with respect to the financial statements of the Sandia Corporation Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Dallas, Texas
June 20, 2006